Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Vital Energy, Inc. for the registration of senior debt securities, subordinated debt securities, guarantees of debt securities, common stock, preferred stock, depositary shares, and warrants and to the incorporation by reference therein of our reports dated February 24, 2025, with respect to the consolidated financial statements of Vital Energy, Inc., and the effectiveness of internal control over financial reporting of Vital Energy, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

March 13, 2025